

AMG Distributors, Inc.

AMG Distributors, Inc.'s Exemption Report

AMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k):* (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

AMG Distributors, Inc.

I, Steven Dunn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Steven Dunn

Title: Chief Financial Officer

February 26, 2016

AMG Funds LLC 600 Steamboat Road Suite 300 Greenwich, CT 06830